HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Condensed Interim Financial Statements

Nine Months Ended September 30, 2013 and 2012

(Expressed in Canadian Dollars)

Notice of No Auditor Review of Condensed Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed these unaudited condensed interim financial statements as at September 30, 2103 and for the nine months ended September 30, 2013 and 2012.

1

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Condensed Interim Balance Sheets

(Expressed in Canadian Dollars)

	September 30, 2013 (Unaudited)	December 31, 2012 (Audited)

Assets

Current
Cash	$3,212	$-
HST receivable	1,829	12,706

Total Current Assets	5,041	12,706
Investment (note 10)	782,200	-
Mineral Property Interests (note 5)	1	1

Total Assets	$787,242	$12,707

Liabilities

Current
Cheques issued in excess of funds on deposit	$-	$823
Accounts payable and accrued liabilities	78,550	131,442
Due to related parties (note 8)	33,161	232,438
Convertible debentures (liability) (see note 7)	87,648	-

Total Liabilities	199,359	364,703

Stockholders’ Deficiency

Capital Stock (note 6)	25,272,401	24,117,881
Reserves	37,185	10,834
Convertible Debentures (Equity)	5,712	-
Deficit	(24,727,415)	(24,480,711)

Total Stockholders’ Deficiency	587,883	(351,996)

Total Liabilities and Stockholders’ Deficiency	$787,242	$12,707

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to financial statements.

2

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Condensed Interim Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012

Expenses
Consulting	$6,400	$-	$51,836	$-
Finance, interest and foreign exchange (note 8)	45,022	887	92,590	1,897
Legal, accounting and auditing	-	-	6,860	2,218
Management fees (notes 8 and 11)	1,500	7,500	4,500	40,000
Office (note 8)	24,680	20,456	77,106	61,126
Regulatory and transfer fees	3,631	5,910	5,662	8,732
Rent (note 8)	5,970	1,500	11,949	3,700
Shareholder communication	880	-	880	547
Telephone, travel, meals and entertainment	2,220	383	5,321	1,026
Mineral property evaluation costs	-	(50)	-	(50)

Net Loss and Comprehensive Loss for the Period	$(90,303)	$(36,586)	$(256,704)	$(119,196)

Basic and Diluted Loss per Common Share	$(0.02)	$(0.03)	$(0.08)	$(0.11)

Weighted Average Number of Common Shares Outstanding	4,053,522	1,105,007	3,021,814	1,105,007

See notes to financial statements.

3

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Condensed Interim Statements of Changes in Stockholders’ Equity (Deficiency)

(Expressed in Canadian Dollars)

	Capital Stock		Deficit	Convertible Debentures (Equity)	Reserves		Total Stockholders’ Equity (Deficiency)
	Common Shares	Amount			Warrants	Options

Balance, January 1, 2012	1,105,019	$24,117,881	$(24,317,564)	$-	$10,834	$-	$(188,849)
Net loss for the nine months	-	-	(119,196)	-	-	-	(119,196)
Adjustment of common shares due to fractional rounding pursuant to share
consolidation	(12)	-	-	-	-	-	-

Balance, September 30, 2012	1,105,007	24,117,881	(24,436,760)	-	10,834	-	(308,045)
Net loss for the three months	-	-	(43,951)	-	-	-	(43,951)

Balance, December 31, 2012	1,105,007	24,117,881	(24,480,711)	-	10,834	-	(351,996)
Net loss for the nine months	-	-	(256,704)	-	-	-	(256,704)
Private placement	1,625,000	240,750	-	-	-	-	240,750
Convertible debentures (equity)	-	-	-	58,364	-	-	58,364
Shares issued from debentures conversion	3,664,345	910,770	-	(52,652)	-	-	858,118
Shares issued for debenture commission	12,000	3,000	-	-	-	-	3,000
Warrants issued for debenture commission	-	-	-	-	5,115	-	5,115
Expiry of warrants	-	-	10,000	-	(10,000)	-	-
Share-based payment	-	-	-	-	-	31,236	31,236

Balance, September 30, 2013	6,406,352	$25,272,401	$(24,727,415)	$5,712	$5,949	$31,236	$587,883

See notes to financial statements.

4

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Condensed Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

	Nine Months Ended September 30
	2013	2012

Operating Activities
Net loss	$(256,704)	$(119,196)
Items not involving cash
Finance expense	12,588	-
Interest expense	72,657	-
Share-based payment	31,236	-
	(140,223)	(119,196)

Changes in non-cash working capital (note 9)	(241,292)	121,488

Cash Used in Operating Activities	(381,515)	2,292

Financing Activity
Issue of common shares and warrants	240,750	-
Issuance of convertible debentures	927,000	-

Cash Provided by Financing Activities	1,167,750	-

Investing Activity
Investment	(782,200)	-

Cash Used in Investing Activities	(782,200)	-

Net Outflow of Cash	4,035	2,292
Cash (Cheques Issued in Excess of Funds on Deposit), Beginning of Period	(823)	924

Cash, End of Period	$3,212	$3,216

See notes to financial statements.

5

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5” or the “Company”), and the Company consolidated its capital stock on the basis of 15 (old) Kokomo shares for 1 (new) High 5 share. The shares of High 5 trade on the Canadian National Stock Exchange under the symbol “HHH”, and in the USA, the shares of High 5 trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

2.	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred $256,704 in operating losses during the past nine months (September 30, 2012 - $119,196) and has incurred operating losses over the past two fiscal years (2012: $163,147; 2011: $483,413), has a deficit of $24,727,415 as at September 30, 2013 (December 31, 2012: $24,480,711; December 31, 2011 - $24,317,564), a working capital deficit of $106,670 as at September 30, 2013 (December 31, 2012, a working capital deficit of $351,997; December 31, 2011, a working capital deficit of $188,850), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of Compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

6

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

3.	BASIS OF PRESENTATION (Continued)

(a)	Statement of Compliance (continued)

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(b)	Approval of the financial statements

The financial statements of High 5 for the nine months ended September 30, 2013 were approved and authorized for issue by the Board of Directors on November 14, 2013.

(c)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010). The Company has not yet assessed the impact of IFRS 9 (2009) on its statements of comprehensive loss and balance sheets.

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

7

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(c)	New accounting pronouncements (continued)

IFRS 9 Financial Instruments (2010) (continued)

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at FVTPL; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

This standard applies to annual periods beginning on or after January 1, 2015 and supersedes IFRS 9 (2009). However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard. The Company has not yet assessed the impact of IFRS 9 (2010) on its balance sheets and statements of comprehensive loss.

IFRS 13 Fair Value Measurement

This IFRS standard defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 – quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date
•	Level 2 – inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•	Level 3 – unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of IFRS 13 on its balance sheets and statements of comprehensive loss.

(d)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment of non-current assets, valuation of share-based payments, recoverability of deferred tax assets and provision for reclamation costs. Actual results could differ from

8

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

3.	BASIS OF PRESENTATION (Continued)

(d)	Use of estimates (continued)

those estimates. Key judgments and estimates made by management with respect to those areas noted previously have been disclosed in the notes to the financial statements as appropriate.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity.

9

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Financial instruments (continued)

ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

iii)         Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

iv)	Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

           Level 1:     Quoted prices (unadjusted) in active markets for identical assets or liabilities

           Level 2:     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

           Level 3:     Inputs for assets or liabilities that are not based on observable market data.

10

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Exploration and evaluation assets

i)	Exploration and evaluation expenditures

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and classified as a component of mineral property interests. Such expenditures include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to a property, and directly attributable to general and administrative costs. From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

ii)	Impairment

Exploration and evaluation assets are assessed for impairment by management when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation or alternatively the sale of the respective areas of interest.

iii)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

11

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

           (b)        Exploration and evaluation assets (continued)

                       iii)         Decommissioning liabilities (continued)

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(c)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(d)	Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the

12

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

           (d)        Share-based payments (continued)

goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(e)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(f)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred to capital stock. For those warrants that expire, the recorded value is transferred to deficit.

13

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

5.	MINERAL PROPERTY INTERESTS

	Extra High Property	Total

Balance, January 1, 2010	$151,077	$151,077
Geological, geochemical, trenching and drilling	263	263

Balance, December 31, 2010	151,340	151,340
Impairment of mineral property interests	(151,339)	(151,339)

Balances, December 31, 2011 and 2012
and September 30, 2013	$1	$1

There have been no disposals of mineral properties and no amortization has been taken on any capitalized exploration and evaluation expenditures over the past three years.

(a)	Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property. Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company. As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

14

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS (Continued)

(a) Extra High Property (Continued)

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008. Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest. Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, in the 2011 fiscal year-end the Company recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	September 30, 2013	2012	2011	Cumulative to September 30, 2013

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	0	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	0	(151,339)	(151,339)

	$0	$0	$(151,339)	$1

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. These Mineral Leases were previously written off at the end of fiscal 2000. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

15

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (Continued)

(c)	Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(d)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)	Issued

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 (note 1).

On January 7, 2013, the Company closed the first tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 755,000 units at $0.15 per unit for total proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

16

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

6.         CAPITAL STOCK (Continued)

           (b)        Issued (continued)

On January 28, 2013, the Company closed the second tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 650,000 units at $0.15 per unit for total proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

On March 4, 2013, the Company closed the third tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 100,000 units at $0.15 per unit for total proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fee.

On May 1, 2013, the Company closed the fourth tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 100,000 units at $0.15 per unit for total proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until May 1, 2016. In connection to the closing of the fourth tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fee.

(c)	Warrants

	Number of Warrants	Amount

Balance, January 1, 2012	444,890	$ 10,834
Expired	(232,667)	-

Balance, December 31, 2012	212,223	$ 10,834
Issued	1,605,000	-
Issued (Agent’s)	20,000	5,115
Expired	(73,334)	(10,000)
Balance, September 30, 2013	1,763,889	$ 5,949

17

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

6.         CAPITAL STOCK (Continued)

(c)        Warrants (Continued)

At September 30, 2013 and 2012, the following warrants were outstanding and exercisable:

	Exercise	Number of Warrants
Expiry Date	Price	2013	2012

April 1, 2013	$2.25	-	33,333
April 15, 2013	$2.25	-	33,334
May 10, 2013	$2.25	-	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556
January 7, 2016	$0.25	755,000	-
January 28, 2016	$0.25	650,000	-
March 4, 2016	$0.25	100,000	-
May 1, 2016	$0.25	100,000	-
July 23, 2018	$0.25	20,000*	-

		1,763,889	212,223

*Agent Warrants issued as debenture commission cost.

(d)	Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

	Number of Options	Amount

Balance, December 31, 2011	8,000	$-
Expired	(8,000)	-

Balance, December 31, 2012	-	$-
Granted	200,000	31,236
Balance, September 30, 2013	200,000	$31,236

In 2011, the Company granted 8,000 stock options with an exercise price of $2.25 per share, which were exercisable up to June 1, 2012. In respect to the stock option grant is a cash settlement option that allows the option holder to receive $3,250 if the stock options were not exercised by the expiry date. The fair value of the options granted during 2011 has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected as an accrual and is included in accounts payable and accrued liabilities. On June 1, 2012, the

         8,000 stock options expired unexercised.

18

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

6.         CAPITAL STOCK (Continued)

            (d)        Stock options (Continued)

As at September 30, 2013, a total of 200,000 stock options have been granted to consultants exercisable at a price of $0.20 per share which expire on March 18, 2016 as to 130,000 stock options and May 15, 2016 as to 70,000 options, and share-based payment in the amount of $31,236 has been recorded in consulting fee.

The weighted average remaining contractual life for options outstanding at September 30, 2013 is 2.52 years.

7.         CONVERTIBLE DEBENTURES FINANCING

On April 22, 2013 the Company closed the first tranche of the Convertible Debenture Financing with two arm’s length parties for a total amount of Cdn $150,000. The amount of $140,416 has been recorded under Convertible Debentures (Liabilities) and the amount of $9,524 has been recorded under Convertible Debentures (Equity).

On May 22, 2013 the Company closed the second tranche of the Convertible Debenture Financing with seven arm’s length parties for a total amount of Cdn $525,000. In respect to this second tranche closing, the Company has made a cash payment of $38,000 as finder’s fee to an arm’s length party. The amount of $491,665 has been recorded under Convertible Debentures (Liabilities) and the amount of $33,335 has been recorded under Convertible Debentures (Equity).

On June 10, 2013 the Company closed the third tranche of the Convertible Debenture Financing with an arm’s length party for the amount of Cdn $100,000. In respect to this third tranche closing, the Company has made a cash payment of $8,000 as finder’s fee to an arm’s length party. The amount of $93,650 has been recorded under Convertible Debentures (Liabilities) and the amount of $6,350 has been recorded under Convertible Debentures (Equity).

On June 26, 2013 the Company closed the fourth tranche of the Convertible Debenture Financing with three arm’s length parties for a total amount of Cdn $150,000. The amount of $140,461 has been recorded under Convertible Debentures (Liabilities) and the amount of $9,539 has been recorded under Convertible Debentures (Equity).

On July 23, 2013 the Company has closed the fifth tranche of the Convertible Debenture Financing with an arm’s length party for the amount of $50,000. In connection with the fifth tranche closing, as finder’s fee, the Company has made a cash payment of $2,000 and the Company has issued 12,000 common shares at a deemed price of $0.25 per share and 20,000 Agent’s warrants to an arm’s length party. The amount of $46,820 has been recorded under Convertible Debentures (Liabilities) and the amount of $3,180 has been recorded under Convertible Debentures (Equity).

The Convertible Debentures have a maturity date of 18 months, and bear interest at the rate of 15% per annum payable on a quarterly basis. The Convertible Debentures have a prepayment provision and a forced conversion provision at the price of $0.25 per share. Under accounting value allocation, a discount rate of 20% and an effective interest rate of 22% have been applied towards the valuation of the Convertible Debentures.

On September 4, 2013, in respect to the Convertible Debentures that were issued by the Company to twelve arm’s length parties, the Company elected to convert the principal amount of the Convertible Debentures together with all accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations pursuant to the Convertible Debentures. Of the 3,664,345 common shares issued, 636,493 common shares are freely tradeable, 1,980,427 common shares had a hold period which expired on September 23, 2013, 414,630 common shares had a hold period which expired on October 11, 2013, and 632,795 common shares had a hold period which expired on October 27, 2013.

19

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

8.         RELATED PARTY TRANSACTIONS

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. [formerly Bulldog Explorations Ltd.] (“Green Arrow”), companies related by common key management personnel.

The amounts due from / (due to) related parties are unsecured, payable on demand and consist of the following:

	September 30, 2013	September 30, 2012

Advances from directors (interest at prime plus 1%)	$(44,286)	$(91,797)
Entities controlled by directors (non-interest-bearing)	11,125	(112,774)

	$(33,161)	$(204,571)

	September 30, 2013	September 30, 2012

Interest charged on amounts due to related parties	$583	$1,497
Rent charged by entities with common directors	11,949	3,700
Office expenses charged by an entity with common directors	44,536	11,591
Other expense paid on behalf of entities with common directors	5,950	9,318

Effective as of May 1, 2013, the Company has entered into an Agreement for Office Support Services with Las Vegas whereby the Company is obligated to pay to Las Vegas a monthly sum of Cdn $7,000 plus applicable taxes for certain office support services.

Effective as of May 1, 2013, the Company is being charged by Green Arrow the amount of $2,089 per month for basic rent, operating costs and applicable taxes.

The remuneration of directors and key management personnel during the year is as follows:

	September 30, 2013	September 30, 2012

Management fees	$4,500	$40,000

20

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

9.         CHANGES IN NON-CASH WORKING CAPITAL

	September 30, 2013	September 30, 2012

HST receivable	$10,877	$(1,054)
Prepaid expenses	-	1,367
Due from related parties	-	-
Accounts payable and accrued liabilities	(52,892)	(19,724)
Due to related parties	(199,277)	140,899

	$(241,292)	$121,488

10.       INVESTMENT

The Company has entered into a Purchase and Sale Agreement (the “Agreement”) with a Mexican Gaming Company, whereby the Company has agreed to purchase, whichever is greater, 10% of the net profits or 5% of the gross revenues of the Mexican land based casino for a purchase price of Cdn $800,000. Pursuant to the Agreement, as of September 30, 2013, the Company has invested Cdn $782,200.

11.       COMMITMENT

The Company has a management services agreement (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Management Services Agreement was renewed on November 1, 2011, and is renewable on an annual basis. Either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party. Previously, the remuneration payable for the services provided by Kalpakian Bros. was $10,000 plus applicable taxes per month. In February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced to $5,000 plus applicable taxes per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced to $2,500 plus applicable taxes per month as of April 1, 2012. Effective as of October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus applicable taxes per month to $500 plus applicable taxes per month.

The Company together with Las Vegas and Green Arrow have entered into a sub-lease agreement with an arm’s length party for office space which expires on July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687.50 plus property and operating expenses for the leased premised.

21

HIGH 5 VENTURES INC.

(An Exploration Stage Company)

Notes to Condensed Interim Financial Statements

Nine months ended Septmber 30, 2013

(Expressed in Canadian Dollars)

12.       CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financings. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2013. The Company is not subject to externally imposed capital requirements.

13.       EVENTS AFTER THE REPORTING PERIOD

Subsequent to the nine month period ended September 30, 2013, the Company has increased its investment by the amount of $67,000 (see Item 10).

14.       COMPARATIVE FIGURES

Certain prior period comparative figures presented in the financial statements have been reclassified to conform to the presentation adopted in the current year.

22